UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                          Warren Holmes
                         371 Hart Street
                Timmins, Ontario, Canada  P4N 6W9
                     (Phone: (705) 267-7456)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street, Suite 800
                    Buffalo, New York  14210

                        December 9, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       WARREN HOLMES

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          750,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            750,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,000 shares of common stock of the Issuer

     In addition, the Reporting Person has the option to acquire up to 250,000 shares of common stock of the Issuer at $0.75 per share. The foregoing option was issued to the Reporting Person pursuant to the Issuer's 2003 Stock Option Plan (adopted on October 28, 2003). The option was granted on December 15, 2004 and expires on December 15, 2006. The option vests at the rate of 1/24 per month beginning as of the grant date.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Yukon Gold Corporation, Inc. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Yukon Gold Corporation, Inc.
          347 Bay Street, Suite 408
          Toronto, Ontario, Canada M5H 2R7

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)   (a) Warren Holmes
      (b) 371 Hart Street, Timmins, Ontario, Canada P4N 6W9
      (c) Chairman and CEO, Yukon Gold Corporation, Inc.
          347 Bay Street, Suite 408, Toronto, Ontario M5H 2R7
      (d) No
      (e) No
      (f) Canada


ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Person are personal funds. The Reporting Person did not borrow any funds to acquire his respective Shares. The Reporting Person paid CND $25,000.00
(U.S.$18,750.00) for the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate his respective investments in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon his evaluation of his respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.

The Reporting Person is the Chairman and Chief Executive Officer of the
Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports beneficial ownership of 750,000 shares of common stock of the Issuer, representing 8.5% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 8,815,508 Shares (as reported in the Issuer's Form 10-Q as of October 31, 2004.

     In addition, the Reporting Person has the option to acquire up to 250,000 shares of the Issuer at $0.75 per share. The foregoing option was issued to the Reporting Person pursuant to the Issuer's 2003 Stock Option Plan (adopted on October 28, 2003). The option was granted on December 15, 2004 and expires on December 15, 2006. The option vests at the rate of 1/24 per month beginning as of the grant date.

(b) The Reporting Person has sole voting and dispositive power with respect to 750,000 shares of common stock.

(c) The following purchase of the Shares was effected on November 10, 2003.

                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)

Warren Holmes     11/10/2003   750,000       CND$.0333/
                                             US$.025


This transaction was effectuated through a private placement.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

          not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 5th day of February, 2005.


s/Warren Holmes
  Warren Holmes